

SECURITIES AND EXCHANGE COMMISSION

07001491

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007

SEC FILE NUMBER
8- 43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidental Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel G. Lempe, President (303)694 -1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L. Gulbransen, C.P.A.
(Name – *if individual, state last, first, middle name*)

3033 S. Parker Road, #240 Aurora CO 80014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. DuPriest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidental Brokerage, Inc., as of ____________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brad Dowell
Notary Public
State of Colorado
My Commission Expires April 19, 2010



Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
210
SECTION

Board of Directors
Presidential Brokerage, Inc.

In planning and performing my audit of the financial statements of Presidential Brokerage, Inc. for the year ended December 31, 2006, I considered its internal control structure for the purpose of safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Presidential Brokerage, Inc., that I considered relevant to objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce, to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Robert L. Gulbransen
Certified Public Accountant
February 12, 2007

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Presidential Brokerage, Inc.

I have audited the accompanying statement of financial condition of Presidential Brokerage, Inc. as of December 31, 2006 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Presidential Brokerage, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Robert L. Gulbransen, CPA
February 12, 2007

Presidential Brokerage, Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$	174,720
Cash, investment accounts		340,812
Securities inventory		-0-
Insurance commissions due		-0-
Deposits with clearing firms		85,302
Receivables from clearing firms		45,976
Advances to employees		-0-
Receivables- other (note 10)		4,000
Prepaid expenses		-0-
Property and equipment, net		-0-
Deposits- rent		22,453
Organization costs, net		-0-
Total Assets	$	673,263

Liabilities and Shareholders' Equity

LIABILITIES:		
Commissions Payable	$	115,946
Accounts payable, payroll taxes payable, And other liabilities		62,757
Contingent client claims payable		192,233
Total Current Liabilities	$	370,936
Liabilities subordinated to claims of general creditors		
Principal	$	-0-
Accrued Interest		-0-
	$	-0-
Stockholders' Equity		
2,000,000 shares authorized 1,212,266 shares outstanding, at a stated value of $0.05 per share	$	60,613
Additional paid-in capital		293,228
Retained Earnings		<51,514>
Total Stockholders' Equity	$	302,327
Total Liabilities & Stockholders' Equity	$	673,263

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Income
December 31, 2006

Revenues:

Commissions	$	3,071,385
Postage fees		273,879
Interest and dividends		19,575
Management fees		1,069,586
	$	4,434,425

Expenses:

Employee compensation and benefits	$	681,859
Commissions and brokerage fees		2,288,085
Clearing House charges		183,802
Communications		200,516
Occupancy rentals		312,877
Payroll taxes		174,523
Taxes, other than income and payroll		1,836
Settlement claims expense		-0-
Other operating expenses		579,586
	$	4,423,084

Income <loss> before income taxes	$	11,341
Income taxes		<670>
Net Income	$	10,671

The accompanying notes are an integral part of these financial statements.

Presidential Brokerage, Inc.
Statement of Cash Flows
for the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	10,671
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation & Amortization	$	22,000
(Increase) decrease in:		
Receivable from broker/dealer		71,226
Commissions receivable		-0-
Advances to brokers & employees		2,672
Prepaid expenses and other receivables		39,299
(Decrease) increase in:		
Accounts payable		<32,546>
Commissions payable		4,586
Contingent client claims		<34,818>
Total Adjustments	$	72,419
Net cash provided by operating activities	$	83,090
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in deposits from clearing firm	$	4,638
Net purchases of property & equipment		<22,000>
Net cash used in investing activities	$	<17,362>
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders		<62,509>
Compensatory stock grant		3,322
Net cash used in financing activities	$	<59,187>
Net increase in cash and cash equivalents	$	6,541
Cash at beginning of year		508,991
Cash at end of year	$	515,532

The accompanying notes are an integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Cash Flows (Continued)
for the Year Ended December 31, 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:

Interest	$ 60
Income Taxes	670

The accompanying notes are an integral part of these financial statements

Presidential Brokerage, Inc.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2006

	Balance Jan. 1, 2006	Distributions Paid	Stock Grant	Net Income	Balance at end of year
Common Stock	$ 59,103		$ 1,510		$ 60,613
Additional Paid-in Capital	291,416		1,812		293,228
Retained Earnings/ <Acc. Deficit> 324	324	<62,509>		$ 10,671	<51,514>
Total	$ 350,843	$<62,509>	$ 3,322	$ 10,671	$ 302,327

The accompanying notes are an integral part of these financial statements

Presidential Brokerage, Inc.
Notes to Financial Statements
December 31, 2006

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Presidential Brokerage, Inc. (the "Company") was incorporated in the State of California on June 25, 1991. The Company registered as a broker-dealer with the Securities and Exchange Commission and with the National Association of Securities Dealers, Inc. on December 18, 1991 and commenced trading operations. The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company's security business is limited to introducing and forwarding securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and the related revenues and expenses are reflected in the financial statements on a trade date basis, which is generally three business days after trade date. Revenues and expenses on a trade basis are not materially different from revenues and expenses on a settlement date basis.

The Company depreciates its property and equipment over a five (5) to seven (7) year straight-line basis whereby in the year of acquisition 7 to 10 percent of the cost is depreciated; also the company takes advantage of the Federal Tax code section (179) allowing depreciation write-offs of up to $108,000 in year of acquisition. This method of writing off up to $108,000 in acquisition is not a generally accepted accounting principle, however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

Leasehold improvements are amortized over a 7-year life.

Organization costs were amortized over a period of sixty months. Organization costs are recorded net of accumulated amortization of $8,000. Amortization expense for the year ended December 31, 2006 is $0. The organization costs were fully amortized by December 31, 1996.

For the purpose of the cash flow statement, cash and cash investment accounts are considered as one amount totaling $515,532.

Note 2: SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

	Owned
Cash deposits at WFS	$ 340,812

The Company, prior to year end, closed out their inventory of stocks. There are cash deposits at Wheat First Securities Inc. All market positions have closed out and hence, all gains and losses have been recognized.

Presidential Brokerage, Inc.
Notes to Financial Statements
December 31, 2006

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

		Depreciable Lives
Furniture & Equipment	$ 385,584	5 & 7 years
Leasehold Improvements	2,767	7 years
Less: accumulated depreciation/amortization	<388,351>	
Property and Equipment, Net	$ -0-	

Depreciation expense for the period ended December 31, 2006 is $22,000.

Note 4: INCOME TAXES

The income tax provision at December 31, 2006 consists of expense (benefit):

Current	$ 670

The Company has elected subchapter-S status for tax purposes; as such all incidence of tax will pass through to the individual stockholders. There is no tax liability for the Corporation other than a minimum franchise tax liability to California of $800.

Note 5: COMMITMENTS & CONTINGENCIES

COMMITMENTS

The company is under a non-cancelable leasing arrangement for its office premises in Englewood, Colorado through November 30, 2008. Also, the company has a cancelable month to month lease for office premises in Colorado Springs, Colorado. Also, the Company has a non-cancelable lease for San Diego, California with a lease termination date of April 30, 2009.

The minimum future rental commitments for operating leases having remaining terms in excess of one year as of December 31, 2006 for each of the next five (5) years and in the aggregate are:

December 31,	
2007	127,856
2008	122,711
2009	15,932
2010	-0-
	$ 266,499

Rental expenses amounted to $ 312,877 in 2006 under these leasing agreements.

Note 5: COMMITMENTS & CONTINGENCIES (Continued)

CONTINGENCIES

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts, as of December 31, 2006 the balance is $174,720 at one bank. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount. They also carry cash balances in investment accounts at one security firm of $340,812, which also are in excess of $100,000 at each security firm.

Note 6: ADDITIONAL EVENTS 2006

The company has a line of credit at a commercial bank for a maximum of $3,000. It currently does not have a termination date and there is a loan balance of -0-.

Note 7:

During 2006 the company issued 30,197 shares of common stock to employees as a compensatory plan, with a value of $3,322, of which $1,510 was allocated to common stock with a stated value of .05 per share and $1,812 was allocated to additional paid in capital with a stated value of .06 per share. The estimated value per share per FAS 123 is .11.

Note 8: NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that Net Capital, as defined, shall be at least $100,000. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2006, the Company had net capital, as defined, of $265,865. Ratio of aggregate indebtedness of $370,936 to net capital was 1.40 to 1 which is less than the maximum allowed of 15 to 1.

Note 9:

The company has accrued $192,233 as contingency for any possible customer claims, which appears adequate.

Note 10: PRIVATE PLACEMENT

The company acted as the exclusive finder for Costa Rica Partners L.P., a private placement. As such, the Company assisted in raising capital funds for Costa Rica Partners L.P. As of 12-31-05 the Company had advanced $25,000 to the private placement, the sum of which was repaid in full on 01-26-06. At 12-31-06 no advances have been made. The company no longer receives commission revenue for this private placement.

Presidential Brokerage, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2006

Computation of net capital		
Total ownership equity from statement of financial condition		$ 302,327
Add: Subordinated liabilities		0
Less: Non-allowable assets		< 29,646>
Money Market 2% adjustment		<6,816>
Net capital		$ 265,865
Net Capital		
Net capital as reported in the December 31, 2006 Part IIA, Line 10 (Unaudited) FOCUS Report		$ 269,059
Net Capital as reported herein		265,865
Net Difference		$ <3,194>
Increase in Capital for Stock Compensation	$ 633	
Stock Compensation Adjustment Expense	<633>	
Reduction in Prepaid Rent to Rent Expense	<3,194>	
	<3,194>	
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3% of net aggregate indebtedness		$ 24,729
Minimum dollar net capital required		100,000
Net capital required, greater of above		$ 100,000
Excess net capital		$ 165,865
Percentage of aggregate indebtedness to net capital		140% 1.40 to 1

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2006

A computation of reserve requirement is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's report.

Presidential Brokerage, Inc.

Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

Information relating to possession or control requirements is not applicable to Presidential Brokerage, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

Presidential Brokerage, Inc.
Supplementary Accountant's Report
On Internal Control
Report Pursuant to 17a-5
For the Year Ended December 31, 2006

ROBERT L. GULBRANSEN
CERTIFIED PUBLIC ACCOUNTANT
3033 SO. PARKER RD. SUITE 240
AURORA, COLORADO 80014
(303) 695-9128
FAX (303) 695-9207

Member
American Institute of
Certified Public Accountants

Member
Colorado Society of
Certified Public Accountants

Board of Directors
Presidential Brokerage, Inc.

In planning and performing my audit of the financial statements of Presidential Brokerage, Inc. for the year ended December 31, 2006, I considered its internal control structure for the purpose of safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Presidential Brokerage, Inc., that I considered relevant to objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce, to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Robert L. Gulbransen
Certified Public Accountant
February 12, 2007

END